UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CONFLICT MINERALS REPORT OF

THOR INDUSTRIES, INC.

IN ACCORDANCE WITH RULE 13p-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Thor Industries, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware (State or Other Jurisdiction of Incorporation)	1-9235 (Commission File Number)	93-0768752 (IRS Employer Identification No.)

601 East Beardsley Avenue, Elkhart, Indiana (Address of Principal Executive Offices)	46514-3305 (Zip Code)

W. Todd Woelfer Senior Vice President, General Counsel and Corporate Secretary	(574) 970-7460
(Name and telephone number, including area code, of the person to contact in connection with this report.)

I. Introduction

This is the Conflict Minerals[1] Report (the “Report”) of Thor Industries, Inc. (“Thor”, the “Company”, “we”, “us”, or “our”) prepared for calendar year 2013 (excepting conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “Act”). Numerous terms in this Report are defined in the Rule and Form SD and the reader is referred to those sources and to Release No. 34-67716 (August 22, 2012) of the Act for such definitions.

Thor, through its operating subsidiaries, manufactures a wide range of towable and motorized recreational vehicles (“RVs”) that are sold to independent dealers primarily in the United States and Canada. For calendar year 2013, our operating subsidiaries include Airstream, Inc., DS Corp. dba CrossRoads RV, Dutchmen Manufacturing, Inc., Heartland Recreational Vehicles, LLC, Keystone RV Company, and Thor Motor Coach, Inc. Prior to October 20, 2013, Thor also owned operating subsidiaries that manufactured small and mid-size buses that were sold to independent dealers primarily in the United States and Canada. These previously-owned operating subsidiaries include Champion Bus, Inc., General Coach America, Inc., Goshen Coach Inc., ElDorado National (California), Inc., and ElDorado National (Kansas), Inc. For the purpose of this Report, any reference to products manufactured by or suppliers of Thor shall include those products manufactured by and suppliers of Thor’s RV and bus operating subsidiaries. Toward the end of calendar year 2013, Thor acquired the assets of Livin’ Lite Corp., now operating as Thor Livin’ Lite, Inc. dba Livin’ Lite RV, Inc., and Bison Coach, LLC, now operating as Bison Horse Trailers, LLC dba Bison Coach. Since these additional subsidiaries were added to the Thor family of companies late in the calendar year, they are not included in this Report, but will be included in the Report for calendar year 2014.

Thor’s marketplace is not dominated by publicly traded entities and, as such, is relatively unsophisticated in matters involving rules issued by the Securities and Exchange Commission. This reality of our supply chain offered additional challenges to the implementation of Thor’s Conflict Minerals program.

In accordance with the Rule, Thor undertook efforts to determine whether the necessary conflict minerals in our products were sourced from the DRC or a Covered Country. We designed our efforts in conformity with the internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas [2] (“OECD Due Diligence Guidance”) and related Supplements.

Thor’s efforts also utilized multi-industry initiatives with the smelters and refiners of minerals who may provide those minerals to companies in Thor’s supply chain. Thor, as a purchaser of component parts, is many steps removed from the mining of the conflict minerals; Thor does not purchase raw ore or unrefined conflict minerals, and does no purchasing directly in the Covered Countries.

The statements below are based on the due diligence activities performed to date and in good faith by Thor and are based on the infrastructure and information available at the time of this filing.  There are factors that could affect the accuracy of these statements.  These factors include, but are not limited to, incomplete supplier data or available smelter data, errors or omissions by suppliers or smelters, evolving definition and confirmation of smelters, incomplete information from industry or other third-party sources, continuing guidance regarding the SEC final rules, and other issues.

II. Design of Due Diligence Measures

Thor designed its overall conflict minerals program based on the five-step framework of the OECD Due Diligence Guidance, the Supplement on Tin, Tantalum, and Tungsten, and the Supplement on Gold.

[1] The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

[2] OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing. http://dx.doi.org/10.1787/9789264185050-en.

Thor’s implementation of the five step framework consists of the following overarching steps which are discussed in further detail in Section III.

Step 1: Establish strong company management systems

Step 2: Identify and assess risks in the supply chain

Step 3: Design and implement a strategy to respond to identified risks

Step 4: Carry out independent third-party audit of smelter/refiner's due diligence practices

Step 5: Report annually on supply chain due diligence

III. Due Diligence Measures Performed by Thor

The following describes the measures taken to reasonably determine the country of origin and to exercise due diligence in the mineral supply chain in conformance with the OECD Due Diligence Guidance.

Step 1: Establish strong company management systems

a.	Conflict Minerals Policy – Thor adopted and implemented a Conflict Minerals Policy. It is periodically reviewed and will be updated, if necessary.
b.	Conflict Minerals Team – We gathered a Conflict Minerals team consisting of Legal, Finance (including Purchasing), and Information Technology members with decision-making authority to manage the data collection, review, and reporting processes.
c.	Education – Thor educated key members of its subsidiaries as well as numerous vendors about the Rule’s requirements.
d.	Engagement – Thor engaged Conflict Minerals subject matter experts to assist with the due diligence and reporting process.

Step 2: Identify and assess risks in the supply chain

We performed the following steps as part of our risk assessment process:

a.	Identify Products in Scope – We worked closely with our subsidiaries to identify direct vendors and suppliers (our “Vendors”) that provide products potentially containing conflict minerals to such subsidiaries.
b.	Conduct Reasonable Country of Origin Inquiry (“RCOI”)
i.	Thor developed a modified reporting template (the “Thor Reporting Template”) based largely on the EICC_GeSI Conflict Minerals Reporting Template (the “EICC Reporting Template”) in an effort to clarify and simplify the template for our supplier base and increase the number of responses and the completeness of the responses we expected to receive during our inquiries.
ii.	We processed the Vendor contact information and products list provided to Thor by each subsidiary on a monthly or quarterly basis, as applicable, and input the information from such lists into a database (our “Database”) created by Thor’s Information Technology department for the purpose of tracking the Vendors and corresponding parts provided to us during the year, our contact efforts with each Vendor, and Vendors’ responses.
iii.	We contacted Vendors by mail to determine an appropriate contact name and e-mail address to which to send our pre-populated Thor Reporting Template and input such contact information into our Database, and followed up with Vendors multiple times when we failed to receive a response to our request for contact information.
iv.	We delivered the Thor Reporting Template to our responding Vendors. The Thor Reporting Template contained the following pre-populated information for each identified Vendor which had been gathered from our operating subsidiaries: Vendor Name and Address, Operating Subsidiary Identification, Subsidiary Part Number, and Vendor Part Number and Description.
v.	We directed our Vendors to pass the pre-populated Thor Reporting Template up the supply chain if the Vendor is not the manufacturer of the underlying product listed on such Template.
vi.	We verified the completeness and reasonableness of the completed Thor Reporting Templates or EICC Reporting Templates returned to us by the Vendor and then input the accompanying information into our Database for tracking and reporting.
vii.	We followed up with Vendors when we failed to receive a completed or reasonable Thor Reporting Template or EICC Reporting Template.
viii.	We dedicated a substantial amount of time to answering Vendors’ questions concerning conflict minerals, including, but not limited to, questions related to Thor’s reporting requirement, the definition of conflict minerals, and the Vendor’s proper completion of the Thor Reporting Template and/or EICC Reporting Template.
ix.	We ran and analyzed reports from our Database to enable us to track Vendor responses and response rates.

c.	Identify Smelters/Processors – Thor collected a list of smelters/processors that are in its subsidiaries’ supply chains by utilizing the Thor Reporting Template and other industry recognized methods/systems.

Step 3: Design and implement a strategy to respond to identified risks

As part of the risk mitigation process, we compared the list of smelters/processors collected from Vendors to the conflict-free smelter lists published by the Conflict-Free Sourcing Initiative (“CFSI”).

Step 4: Carry out independent third-party audit of smelter/refiner's due diligence practices

Thor is relying on the CFSI’s published lists to verify the conflict-free status of smelters/processors that source from Covered Countries.

Step 5: Report annually on supply chain due diligence

Thor’s Conflict Minerals Policy is available to the public on our website, http://ir.thorindustries.com. In addition, Thor’s Conflict Minerals Report has been filed with the SEC and is available on our website, http://ir.thorindustries.com.

IV. Product Determination

On the basis of the measures described above, Thor has determined that all of our products manufactured as of December 31, 2013 are considered to be DRC conflict undeterminable. The Company is making this determination because it does not have sufficient information from suppliers or other sources at this time to conclude otherwise.

V. Product Description

As noted above, Thor’s operating subsidiaries manufacture towable and motorized recreational vehicles. Prior to October 20, 2013, Thor also owned subsidiaries that manufactured small and mid-size buses. Our subsidiaries’ manufacturing processes mainly consist of the assembly of units and utilize products that may include, but are not limited to, electronics, electronic components, chassis, upholstery, flooring products, wood and wood-based products, adhesives, paint, mirrors, glass, plastic, fiberglass, plumbing components, heating and cooling components, furniture, aluminum, steel, extruded polystyrene, appliances, and other similar products.

V. Steps to Improve Due Diligence

We will continue to communicate our expectations and information requirements to our Vendors. We will also continue to monitor changes in circumstances that may impact the facts or our determination. Over time, we anticipate that the amount of information globally on the traceability and sourcing of these ores will increase and improve our knowledge. We will continue to make inquiries to our Vendors and undertake additional risk assessments when potentially relevant changes in facts or circumstances are identified. If we become aware of a Vendor whose due diligence needs improvement, we intend to continue the trade relationship while that Vendor improves its compliance program. We expect our Vendors to take similar measures with their suppliers to ensure alignment throughout the supply chain.

In addition to those above, the Company will undertake the following steps during the next compliance period to improve the due diligence conducted and to further mitigate the risk that the necessary conflict minerals do not benefit armed groups, including:

•	Review and enhance the reporting template as necessary to improve Vendors’ ability to accurately and completely respond.
•	Create a Conflict Minerals Compliance provision in our Standard Terms and Conditions agreement issued to Vendors who do business with any Thor subsidiary.

•	Seek improvement in our own internal vendor identification to allow for increased proficiency in the inquiry and reporting process.
•	Consider the implementation of all feasible recommendations issued through an outside consultant with experience and expertise related to the Conflict Minerals rules and requirements.
•	Create an internal database of products known to or believed to contain minerals that are possibly from conflict smelters to allow for further diligence on the suppliers of such parts, if necessary.

VI. Independent Private Sector Audit

Not required for calendar year 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Thor Industries, Inc.

Date: May 30, 2014	By:	/s/ W. Todd Woelfer
	Name:	W. Todd Woelfer
	Title:	Senior Vice President, General Counsel and Secretary